As Filed with the Securities and Exchange Commission on July 13, 2010

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

POSITIVEID CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	06-1637809
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
(561) 805-8008
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

William J. Caragol
President and Chief Financial Officer
PositiveID Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Phone: (561) 805-8008
Fax: (561) 805-8001
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all correspondence to:

Tammy Knight, Esq.
Holland & Knight LLP
One East Broward Boulevard, Suite 1300
Fort Lauderdale, Florida 33301
Phone: (954) 525-1000
Fax: (954) 463-2030

From time to time after this Registration Statement becomes effective.
(Approximate date of commencement of proposed sale to the public)

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Unit (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)

Common Stock, $.01 par value	6,895,452	$0.90	$6,205,907	$442.48

(1)

Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends, or similar transactions.

(2)

Pursuant to Rule 457(c) of the Securities Act of 1933, as amended, the proposed offering price and registration fee were calculated on the basis of the average of the high $0.92 and low $0.88 trading prices for the common stock on July 12, 2010, as reported on the Nasdaq Capital Market.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 13, 2010

POSITIVEID CORPORATION

6,895,452
Shares of
Common Stock

          This prospectus relates to the resale from time to time of a total of up to 6,895,452 shares of our common stock, par value $.01 per share, by the selling stockholders described in the section entitled “Selling Security Holders” beginning on page 14 of this prospectus.

          The selling stockholders may offer and sell any of the shares of common stock from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section entitled “Plan of Distribution” beginning on page 18 of this prospectus. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. We will pay all expenses incurred in effecting the registration statement of which this prospectus constitutes a part.

          Our shares of common stock are listed on the Nasdaq Capital Market under the symbol “PSID.” On July 12, 2010, the last reported sale price of our common stock was $0.88 per share.

          Our principal executive offices are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and our telephone number is (561) 805-8008.

          INVESTING IN THESE SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 6 OF THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK.

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is _________, 2010.

i

ABOUT THIS PROSPECTUS

          Unless the context requires otherwise, in this prospectus, we use the terms “PositiveID,” “the Company,” “we,” “us,” “our” and similar references to refer to PositiveID Corporation, formerly known as VeriChip Corporation, and its subsidiaries.

          We have filed or incorporated by reference exhibits to the registration statement of which this prospectus forms a part. You should read the exhibits carefully for provisions that may be important to you.

          We have not authorized anyone to give any information or to make any representation concerning this offering except the information and representations which are contained in this prospectus or which are incorporated by reference in this prospectus. If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any circumstances in which an offer or solicitation is unlawful. You should not interpret the delivery of this prospectus or any sale made hereunder as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that the information in this prospectus may change after this date.

POSITIVEID CORPORATION

          The SEC allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update, supplement and/or supersede the information in this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our Company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference.

The Company

          PositiveID Corporation, formerly known as VeriChip Corporation, was formed as a Delaware corporation by Digital Angel Corporation, or Digital Angel, in November 2001. In January 2002, we began our efforts to create a market for radio frequency identification, or RFID, systems that utilize our human implantable microchip. During the first half of 2005 we acquired two business focused on providing RFID systems for healthcare applications. Those businesses (EXi Wireless and Instantel) were merged in 2007 to form Xmark Corporation, which we refer to as Xmark, which was a wholly-owned subsidiary of ours. On February 14, 2007, we completed our initial public offering in which we sold 3,100,000 shares of our common stock at $6.50 per share.

          On July 18, 2008, we completed the sale of all of the outstanding capital stock of Xmark, which at the time was principally all of our operations, to Stanley Canada Corporation, a wholly-owned subsidiary of The Stanley Works. In the sale we received $47.9 million in cash, which consisted of the $45 million purchase price plus a balance sheet adjustment of approximately $2.9 million, which was adjusted to $2.8 million at settlement of the escrow. Under the terms of the stock purchase agreement, $43.4 million of the proceeds were paid at closing and $4.4 million was released from escrow in July 2009. As a result, we recorded a gain on the sale of Xmark of $10.7 million, with $4.5 million of that gain deferred until the escrow was settled. The financial position, results of operations and cash flows of Xmark have been reclassified as discontinued operations in 2008 and 2007.

          Following the completion of the sale of Xmark to Stanley Canada, we retired all of our outstanding debt for a combined payment of $13.5 million and settled all contractual payments to Xmark’s and our officers and management for $9.1 million. On August 28, 2008, we paid a special dividend to our stockholders of $15.8 million.

          On November 12, 2008, we entered into an asset purchase agreement with Digital Angel and Destron Fearing Corporation, a wholly-owned subsidiary of Digital Angel, which collectively are referred to as “Digital Angel.” The terms of the asset purchase agreement included the purchase by us of patents related to an embedded bio-sensor system for use in humans, and the assignment of any rights of Digital Angel under a development agreement associated with the development of an implantable glucose sensing microchip. We also received covenants from Digital Angel and Destron Fearing that will permit the use of intellectual property of Digital Angel related to our VeriMed business without payment of ongoing royalties, as well as inventory and a limited period of technology support by Digital Angel. We paid Digital Angel $500,000 at the closing of the asset purchase agreement, which was recorded in the financials as research and development expense.

          Also, on November 12, 2008, R&R Consulting Partners LLC, a company controlled by our Chairman and Chief Executive Officer, purchased 5,355,556 shares of common stock from Digital Angel, at which point in time Digital Angel ceased being a stockholder.

          On September 4, 2009, we, VeriChip Acquisition Corp., a Delaware corporation and our wholly-owned subsidiary, which we refer to as the acquisition subsidiary, and Steel Vault Corporation, a Delaware corporation, which we refer to as Steel Vault, signed an Agreement and Plan of Reorganization, or the merger agreement, dated September 4, 2009, as amended, pursuant to which the acquisition subsidiary was merged with and into Steel Vault on November 10, 2009, with Steel Vault surviving and becoming a wholly-owned subsidiary of ours. Upon the consummation of the merger, each outstanding share of Steel Vault’s common stock, warrants and options was converted into 0.5 shares of common stock, warrants and options of us. At the closing of the merger, we changed our name to PositiveID Corporation, and changed our stock ticker symbol with Nasdaq to “PSID” effective November 11, 2009.

          In February 2010, we acquired the assets of Easy Check Medical Diagnostics, LLC, including the Easy Check breath glucose detection system and the iGlucose wireless communication system. These products are currently under development. There is a U.S. patent pending for the Easy Check breath glucose detection system, and we filed a patent application and launched the second-stage product development for the iGlucose system in March 2010. In exchange for the assets, we issued 300,000 shares of our common stock valued at approximately $351,000. Additional payment in the form of shares (maximum 200,000 shares) and product royalties may be paid in the future based on successful patent grants and product or license revenues.

Overview

          We have historically developed, marketed and sold RFID systems used for the identification of people in the healthcare market. Beginning in the fourth quarter of 2009, with the acquisition of Steel Vault, we are pursuing a strategy to provide unique health and security identification tools to protect consumers and businesses, operating in two key segments: HealthID and ID Security.

HealthID Segment

          Our HealthID segment is currently focused on the development of four products: (1) the glucose-sensing microchip, based on our proprietary intellectual property and developed in conjunction with Receptors LLC (“Receptors”), (2) iGlucose, a stand-alone, self-contained unit that automatically queries a diabetic user’s date-capable glucometer for blood glucose data and sends that data via encrypted SMS text messaging to an online database, (3) Easy Check, a non-invasive breath glucose detection system, based on the correlation of acetone in exhaled breath to blood glucose levels, and (4) the rapid flu detection system, developed in conjunction with Receptors.

          Our HealthID segment also includes the VeriMed system, which uses an implantable passive RFID microchip (the “VeriChip”) that is used in patient identification applications. Each implantable microchip contains a unique verification number that is read when it is scanned by our scanner. In October 2004, the U.S. Food and Drug Administration, or FDA, cleared our VeriMed Health Link system for use in medical applications in the United States.

HealthID Segment – Recent Developments

          In February 2010, we successfully completed Phase I development of our rapid flu detection system, a non-invasive, point-of-care test to test patient samples and identify various forms of influenza within minutes. In Phase I development of the virus detection system, which utilizes PositiveID’s exclusively licensed Receptors’ CARA™ (Combinatorial Artificial Receptor Array) platform, we successfully achieved proof-of-concept demonstrating the ability to detect the flu virus. CARA support and complementary competitor agents were developed to detect the presence of influenza in a model nasal wash matrix. The fluorescently labeled competitor agents compete for binding to the CARA support surface. When competitor agents are displaced from the CARA surface by virus, a fluorescent signal is produced. Model nasal wash samples that contain influenza are distinguished from samples that do not contain influenza. Beginning in early 2010, we launched Phase II of the development, the goal of which is to sub-type any strain of the influenza virus.

          In March 2010, we filed with the U.S. Patent and Trademark Office a non-provisional patent application for our iGlucose system, currently under development, which uses wireless SMS messaging to automatically communicate a diabetic patient’s blood glucose levels from any data-capable glucose meter to an online database.

          In April 2010, we amended our Development/Master Agreement with Receptors to document the terms of Phase II development of our rapid flu detection system. We agreed to pay Receptors $160,000 and issue it 240,000 shares of restricted common stock, of which Receptors has registration rights, in exchange for completion of Phase II.

          In May 2010, we filed a provisional patent application with the U.S. Patent and Trademark Office covering the interface between a radio frequency, or RF, powered resonant electromechanical drive and the fluids in the interstitial space of a patient for continuous detection of glucose levels in a patient. The interface employs a resonant electromechanical drive for mass sensing and RF communication of glucose levels. We believe this new interface represents the next evolution in the development of an implantable glucose sensor that relies on passive RF technology to continuously monitor in vivo glucose levels over an extended period of time.

          In June 2010, we completed the development of a single-use capsule containing a proprietary chemical reagent that we believe will enable us to accelerate the development schedule of the Easy Check breath glucose detection system and produce a lab-scale prototype device during the third quarter of 2010.

          In June 2010, we engaged Magellan Medical Technology Consultants, or Magellan, to lead the U.S. Food and Drug Administration, or the FDA, submission process for our iGlucose 510(k). We and Magellan expect to submit the iGlucose 510(k), including required clinical research study and validation data, to the FDA by the end of 2010.

ID Security Segment

          Our ID Security segment includes our Identity Security suite of products, sold through our NationalCreditReport.com brand and our Health Link personal health record. Our NationalCreditReport.com business was acquired in conjunction with our merger with Steel Vault in November 2009. NationalCredit-Report.com offers consumers a variety of identity security products and services primarily on a subscription basis. These services help consumers protect themselves against identity theft or fraud and understand and monitor their credit profiles and other personal information, which include credit reports, credit monitoring and credit scores. In the first quarter of 2010, we re-launched our Health Link personal health record (“PHR”) business. We plan to focus our marketing efforts on partnering with health care providers and exchanges, physician groups, Electronic Medical Record (“EMR”) system vendors, and insurers to use Health Link as a PHR provided to their patients. We will also seek to partner with pharmaceutical companies who wish to communicate with our online community through various forms of value added content and advertising.

          We continue to focus on our HealthID and ID Security businesses, including the development of the glucose-sensing microchip, the Easy Check breath glucose detection system, the iGlucose wireless communication system, the rapid flu detection system, the Health Link PHR, and our operating business in identity security. We intend to continue to explore potential strategic transactions with third parties in the healthcare, identification, animal health, and other sectors.

          Our principal executive offices are located at PositiveID Corporation, 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and our telephone number is (561) 805-8008.

The Offering

Common stock offered by the selling security holders	6,895,452 shares(1)

Common stock outstanding after this offering	30,121,189(2) shares as of July 7, 2010

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling security holders listed in this prospectus under “Selling Security Holders.”

Market price of common stock	The market price of shares of our common stock has ranged from a high of $4.10 to a low of $0.40 during the 12 months preceding the date of this prospectus.

Risk factors	See “Risk Factors” beginning on page 5, for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq Capital Market symbol	PSID

(1)

An aggregate of 6,895,452 shares of our common stock, par value $.01 per share, held by the selling stockholders described in the section entitled “Selling Security Holders” beginning on page 14 of this prospectus.

(2)

Based on the number of shares outstanding as of July 7, 2010. As of July 7, 2010, we had (i) warrants outstanding to purchase 454,000 shares of our common stock, of which 454,000 are currently exercisable at a weighted average exercise price of $0.82 per share, and (ii) options outstanding to purchase 3,541,491 shares of our common stock, of which 3,374,823 are currently exercisable at a weighted average exercise price of $2.05 per share.

RISK FACTORS

          An investment in our securities involves a high degree of risk. Prior to making a decision about investing in our securities, you should carefully consider the specific risk factors discussed in the sections entitled “Risk Factors” contained in any applicable prospectus supplement and our filings with the SEC and incorporated by reference in this prospectus, such as the risk factors under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 on file with the SEC, together with all of the other information contained in this prospectus, or any applicable prospectus supplement. These risks and uncertainties are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us, or that we currently view as immaterial, may also impair our business. If any of the risks or uncertainties described in our SEC filings or any prospectus supplement or any additional risks and uncertainties actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our securities could decline, and you might lose all or part of your investment.

Risks Related to the Operations and Business of PositiveID

          PositiveID has a history of losses, and expects to incur additional losses in the future. PositiveID is unable to predict the extent of future losses or when it will become profitable.

          Through March 31, 2010, PositiveID has experienced operating losses and as of March 31, 2010, its accumulated deficit was $57.6 million. PositiveID expects to continue to incur operating losses for the near future. Its ability in the future to achieve or sustain profitability is based on a number of factors, many of which are beyond its control. Even if it achieves profitability in the future, it may not be able to sustain profitability in subsequent periods.

          PositiveID’s long-term capital needs may require additional sources of capital, and there can be no assurances that it will be successful in negotiating additional sources of long-term capital.

          PositiveID’s long-term capital needs may require additional sources of equity or credit. There can be no assurances that it will be successful in negotiating additional sources of equity or credit for its long-term capital needs. PositiveID’s inability to have continuous access to such financing at reasonable costs could materially and adversely impact its financial condition, results of operations and cash flows.

          Compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.

          There have been changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, new regulations promulgated by the SEC and rules promulgated by the national securities exchanges and the NASDAQ. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, PositiveID’s efforts to comply with evolving laws, regulations and standards are likely to continue to result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. PositiveID’s board members and executive officers could face an increased risk of personal liability in connection with the performance of their duties. As a result, PositiveID may have difficulty attracting and retaining qualified board members and executive officers, which could harm its business. If PositiveID’s efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, it could be subject to liability under applicable laws or its reputation may be harmed.

          PositiveID depends on key personnel to manage its business effectively, and, if it is unable to hire, retain or motivate qualified personnel, its ability to design, develop, market and sell its systems could be harmed.

          PositiveID’s future success depends, in part, on certain key employees, including Scott R. Silverman, its chairman of the board and chief executive officer, and William J. Caragol, its president and chief financial officer, as well as key technical and operations personnel, and on PositiveID’s ability to attract and retain highly skilled personnel. The loss of the services of any of its key personnel may seriously harm its business, financial condition and results of operations. In addition, the inability to attract or retain qualified personnel, or any delay in hiring required personnel, particularly operations, finance, accounting, sales and marketing personnel, may also seriously harm its business, financial condition and results of operations. PositiveID’s ability to attract and retain highly skilled personnel will be a critical factor in determining whether it will be successful in the future.

          During 2009, PositiveID failed to meet applicable Nasdaq Stock Market requirements. If in the future PositiveID were to fail to meet one of these requirements, its stock could be delisted by the Nasdaq Stock Market. If delisting occurs, it would adversely affect the market liquidity of its common stock and harm its businesses.

          If PositiveID’s common stock is delisted from the Nasdaq Stock Market, trading of its common stock most likely will be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities, such as the OTC Bulletin Board. Delisting would adversely affect the market liquidity of its common stock and harm PositiveID’s business and may hinder or delay its ability to consummate potential strategic transactions or investments. Such delisting could also adversely affect PositiveID’s ability to obtain financing for the continuation of its operations and could result in the loss of confidence by investors, suppliers and employees.

          We will continue to incur the expenses of complying with public company reporting requirements.

          We have an obligation to continue to comply with the applicable reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, which includes the filing with the SEC of periodic reports, proxy statements and other documents relating to our business, financial conditions and other matters, even though compliance with such reporting requirements is economically burdensome.

          Directors, executive officers, principal stockholders and affiliated entities own a significant percentage of PositiveID’s capital stock, and they may make decisions that you do not consider to be in the best interests of its stockholders.

          As of July 7, 2010, PositiveID’s current directors and executive officers beneficially owned, in the aggregate, approximately 45.4% of PositiveID’s outstanding voting securities. As a result, if some or all of them acted together, they would have the ability to exert substantial influence over the election of the board of directors and the outcome of issues requiring approval by PositiveID’s stockholders. This concentration of ownership may also have the effect of delaying or preventing a change in control of PositiveID that may be favored by other stockholders. This could prevent transactions in which stockholders might otherwise recover a premium for their shares over current market prices.

Risks Related to PositiveID’s Product Development Efforts

          PositiveID and its development partner Receptors LLC are in the early stages of developing a rapid influenza detection system for the H1N1 virus and an in vivo glucose-sensing RFID microchip, the effectiveness of both of which is unproven.

          PositiveID and its development partner, Receptors, are engaged in the research and development of applying Receptors’ patented AFFINITY by DESIGN™ CARA™ platform to the detection and classification of pandemic threat viruses, such as the H1N1 virus, as well as the research and development of an in vivo glucose-sensing RFID microchip. The effectiveness of this detection system and the effectiveness of this sensor/microchip system are yet to be determined. As a result, there can be no assurance that PositiveID and Receptors will be able to successfully employ these development-stage products as diagnostic solutions for either the detection of strains of influenza and other viruses or for the detection of glucose in vivo. Any failure to establish the efficacy or safety of these development-stage products could have a material adverse effect on PositiveID’s business, results of operations, and financial condition.

          PositiveID’s product research and development activities may not result in a commercially-viable rapid influenza detection system, in vivo glucose-sensing RFID microchip, Easy Check breath glucose detection system, or iGlucose wireless communication device.

          All products are in the early stages of development, and are therefore prone to the risks of failure inherent in diagnostic product development. PositiveID or Receptors may be required to complete and undertake significant clinical trials to demonstrate to the FDA that these products are safe and effective to the satisfaction of the FDA and other non-United States regulatory authorities or for their respective, intended uses, or are substantially equivalent in terms of safety and effectiveness to existing, lawfully-marketed, non-premarket approved devices. Clinical trials are expensive and uncertain processes that often take years to complete. Failure can occur at any stage of the process, and successful early positive results do not ensure that the entire clinical trial or later clinical trials will be successful. Product candidates in clinical-stage trials may fail to show desired efficacy and safety traits despite early promising results. If the research and development activities of PositiveID or Receptors do not result in commercially-viable products, PositiveID’s business, results of operations, financial condition, and stock price could be adversely affected.

          Even if the FDA or similar non-United States regulatory authorities grant PositiveID regulatory approval of a product, the approval may take longer than PositiveID anticipates and may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing follow up studies. Moreover, if PositiveID fails to comply with applicable regulatory requirements, PositiveID may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

          The success and timing of development efforts, clinical trials, regulatory approvals, product introductions, collaboration and licensing arrangements, any termination of development efforts and other material events could cause volatility in our stock price.

Volatility in PositiveID’s stock price will depend on many factors, including:

•	success of the development partnership between PositiveID and Receptors and related development costs;

•

success and timing of regulatory filings and approvals for the rapid influenza detection system and the in vivo glucose-sensing RFID microchip, the Easy Check breath glucose detection system, and the iGlucose wireless communication device;

•

success and timing of commercialization and product introductions of the rapid influenza detection system, the in vivo glucose-sensing RFID microchip, the Easy Check breath glucose detection system, and the iGlucose wireless communication device;

•	introduction of competitive products into the market;

•

results of clinical trials for the rapid influenza detection system, the in vivo glucose-sensing RFID microchip, the Easy Check breath glucose detection system, and the iGlucose wireless communication device;

•	a finding that Receptors’ patented AFFINITY by DESIGN™ CARA™ platform is invalid or unenforceable;

•

a finding that the rapid influenza detection system, the in vivo glucose-sensing RFID microchip, the Easy Check breath glucose detection system, and the iGlucose wireless communication device infringes the patents of a third party;

•	our ability to obtain a patent on the Easy Check breath glucose detection system and the iGlucose wireless communication device;

•	payment of any royalty payments under licensing agreements;

•	unfavorable publicity regarding PositiveID, Receptors, or either of the companies’ products or competitive products;

•

termination of development efforts for the rapid influenza detection system, the in vivo glucose-sensing RFID microchip, the Easy Check breath glucose detection system, or the iGlucose wireless communication device;

•	timing of expenses PositiveID may incur with respect to any license or acquisition of products or technologies; and

•	termination of development efforts of any product under development or any development or collaboration agreement.

          PositiveID anticipates future losses and may require additional financing, and PositiveID’s failure to obtain additional financing when needed could force PositiveID to delay, reduce or eliminate PositiveID’s product development programs or commercialization efforts.

          PositiveID anticipates future losses and therefore may be dependent on additional financing to execute its business plan. Although PositiveID currently has the funding needed to pay for the planned development of its current projects, its plans for expansion may still require additional financing. In particular, PositiveID may require additional capital in order to continue to conduct the research and development and obtain regulatory clearances and approvals necessary to bring any future products to market and to establish effective marketing and sales capabilities for existing and future products. PositiveID’s operating plan may change, and it may need additional funds sooner than anticipated to meet its operational needs and capital requirements for product development, clinical trials and commercialization. Additional funds may not be available when PositiveID needs them on terms that are acceptable to PositiveID, or at all. If adequate funds are not available on a timely basis, PositiveID may terminate or delay the development of one or more of its products, or delay establishment of sales and marketing capabilities or other activities necessary to commercialize its products. Therefore, PositiveID does not know whether any planned development phases or clinical trials for the rapid influenza detection system, the in vivo glucose-sensing RFID microchip, the Easy Check breath glucose detection system, or the iGlucose wireless communication device will be completed on schedule, or at all. Furthermore, PositiveID cannot guarantee that any planned development phases or clinical trials will begin on time or at all.

          PositiveID’s future capital requirements will depend on many factors, including: the costs of expanding PositiveID’s sales and marketing infrastructure and manufacturing operations; the degree of success PositiveID experiences in developing and commercializing the rapid influenza detection system; the in vivo glucose-sensing RFID microchip; the Easy Check breath glucose detection system; and the iGlucose wireless communication device; the number and types of future products PositiveID develops and commercializes; the costs, timing and outcomes of regulatory reviews associated with PositiveID’s current and future product candidates; the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims; and the extent and scope of PositiveID’s general and administrative expenses.

          PositiveID’s future product development efforts may not yield marketable products due to results of studies or trials, failure to achieve regulatory approvals or market acceptance, proprietary rights of others or manufacturing issues.

          Development of a product candidate requires substantial technical, financial and human resources. PositiveID’s potential product candidates may appear to be promising at various stages of development yet fail to timely reach the market for a number of reasons, including: the lack of adequate quality or sufficient prevention benefit, or unacceptable safety during preclinical studies or clinical trials; PositiveID’s or its collaborative development partners’ failure to receive necessary regulatory approvals on a timely basis, or at all; the existence of proprietary rights of third parties; or the inability to develop manufacturing methods that are efficient, cost-effective and capable of meeting stringent regulatory standards.

          PositiveID’s industry changes rapidly as a result of technological and product developments, which may quickly render PositiveID’s product candidates less desirable or even obsolete. If PositiveID is unable or unsuccessful in supplementing its product offerings, its revenue and operating results may be materially adversely affected.

          The industry in which PositiveID operates is subject to rapid technological change. The introduction of new technologies in the market, including the delay in the adoption of these technologies, as well as new alternatives for the delivery of products and services will continue to have a profound effect on competitive conditions in this market. PositiveID may not be able to develop and introduce new products, services and enhancements that respond to technological changes on a timely basis. If PositiveID’s product candidates are not accepted by the market as anticipated, PositiveID’s business, operating results, and financial condition may be materially adversely affected.

          If PositiveID or Receptors are unable to develop and later market the products under development in a timely manner or at all, or if competitors develop or introduce similar products that achieve commercialization before the products enter the market, the demand for the products may decrease or the products could become obsolete.

          The products will operate in competitive markets where competitors may already be well established. PositiveID expects that competitors will continue to innovate and to develop and introduce similar products that could be competitive in both price and performance. Competitors may succeed in developing or introducing similar products earlier than PositiveID or Receptors, obtaining regulatory approvals and clearances for such products before the products are approved and cleared, or developing more effective products. In addition, competitors may have products that have already been approved or are in a stage of advanced development, which may achieve commercialization before the products enter the market.

          If a competitor’s products reach the market before the products, they may gain a competitive advantage, impair the ability of PositiveID or Receptors to commercialize the products, or render the products obsolete. There can be no assurance that developments by competitors will not render the products obsolete or noncompetitive. PositiveID’s financial performance may be negatively impacted if a competitor’s successful product innovation reaches the market before the products or gains broader market acceptance.

          PositiveID believes that the products have certain technological advantages, but maintaining these advantages will require continual investment in research and development, and later in sales and marketing. There is no guarantee that PositiveID or Receptors will be successful in maintaining these advantages or in completing development of the products in any clinical trials or in achieving sales of the products. In addition, future margins on such products may not be acceptable.

Risks Occasioned by the Xmark Transaction

          PositiveID will be unable to compete with Xmark’s business for four years from the date of closing.

          PositiveID has agreed that, for a period of four years after the closing of the Xmark Transaction, or July 2012, it will not (i) directly or indirectly participate with, control or own an interest in any entity that is engaged in the business of manufacturing, selling, financing, supplying, marketing or distributing infant security systems, wander prevention systems, asset/personnel and identification systems, and vibration monitoring instruments anywhere in the world or (ii) solicit, induce, encourage or attempt to persuade any employee of Xmark to terminate his or her employment relationship with Xmark, or offer to hire any Xmark employee. PositiveID’s remaining business, the VeriMed business, is not deemed to compete with Xmark’s business. However, the non-compete provisions will restrict its ability to engage in any business that competes with Xmark’s business until July 2012.

Industry and Business Risks Related to Our ID Security Business

          PositiveID is unable to control many of the factors affecting consumer spending, and declines in consumer spending could reduce demand for PositiveID’s products.

          PositiveID’s business depends on consumer demand for its products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, disposable consumer income, fuel prices, recession and fears of recession, war and fears of war, inclement weather, consumer debt, conditions in the housing market, interest rates, sales tax rates and rate increases, inflation, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. In particular, an economic downturn leads to decreased discretionary spending, which adversely impacts PositiveID’s business. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for its products, thus reducing its sales and harming its business and operating results.

          The identity security market faces a significant amount of subscriber churn. As a result, PositiveID must obtain the subscribers it loses in the ordinary course of business and, if it fails to do so, its revenue and subscriber base will decline.

          A substantial number of subscribers to PositiveID’s consumer products and services cancel their subscriptions each year. Cancellations may occur due to numerous factors, including:

•	changing subscriber preferences;

•	competitive price pressures;

•	general economic conditions;

•	cancellation of subscribers due to credit card declines; and

•	credit or charge card holder turnover.

          If PositiveID fails to replace subscribers to its consumer products and services it loses in the ordinary course of business, its revenue may decline, causing a material adverse impact on the results of its operations. There can be no assurance that it can successfully replace the large number of subscribers that cancel each year.

          Marketing laws and regulations may materially limit PositiveID’s or its clients’ ability to offer PositiveID products and services to consumers.

          PositiveID markets its consumer products and services through a variety of marketing channels, including direct mail, outbound telemarketing, inbound telemarketing, inbound customer service and account activation calls, email, mass media and the internet. These channels are subject to both federal and state laws and regulations. Federal and state laws and regulations may limit its ability to market to new subscribers or offer additional services to existing subscribers, which may have a material impact on PositiveID’s ability to sell its services.

          If PositiveID loses its ability to purchase data from a credit data reseller, some of which are PositiveID’s competitors that purchase the data from the three major credit reporting repositories, demand for its services would decrease.

          PositiveID relies on credit data resellers, who in turn rely on the three major credit reporting repositories, Equifax, Experian and TransUnion, to provide it with essential data for its consumer identity theft protection and credit management services. Each of the three major credit reporting repositories owns its consumer credit data and is a competitor of PositiveID in providing credit information directly to consumers, and may decide that it is in their competitive interests to stop indirectly supplying data to PositiveID. Any interruption, deterioration or termination of PositiveID’s relationship with its credit data reseller, or one or more of the three credit reporting repositories, would be disruptive to PositiveID’s business and could cause PositiveID to lose subscribers.

          PositiveID’s competitors, including those who have greater resources and experience than PositiveID, may commercialize technologies that make PositiveID’s technologies obsolete or noncompetitive.

          There are many public and private companies actively engaged in PositiveID’s line of business that target the same markets that it targets. Some of PositiveID’s current competitors have significantly greater financial, marketing and product development resources than PositiveID does. Low barriers to entry into its line of business may result in new competitors entering the markets PositiveID serves. If PositiveID’s competitors market products that are more effective and less expensive than its products, PositiveID may not be able to achieve commercial success.

Industry and Business Risks Related to Our HealthID Business

          PositiveID may never achieve market acceptance or significant sales of its healthcare products or systems.

          Through July 7, 2010, PositiveID had generated nominal revenue from sales of its VeriMed system, its diabetes management products, and Rapid Influenza Detection System, which are products under development. It may never achieve market acceptance or more than nominal or modest sales of these products and systems.

          PositiveID does not expect to generate revenue from its VeriMed business over the next 12 to 24 months. PositiveID’s VeriMed business generated gross sales of $43,000 in 2008 and $162,000 in 2009. PositiveID is currently focused on its Health Link personal health records business, the development of the glucose sensing microchip and the development of other sensor applications, its Rapid Influenza Detection System, and is considering and will review other strategic opportunities. However, there can be no assurance that PositiveID will be able to successfully develop or implement such options or strategic alternatives.

          Implantation of PositiveID’s implantable microchip may be found to cause risks to a person’s health, which could adversely affect sales of its systems that incorporate the implantable microchip.

          The implantation of PositiveID’s implantable microchip may be found, or be perceived, to cause risks to a person’s health. Potential or perceived risks include adverse tissue reactions, migration of the microchip and infection from implantation. There have been articles published asserting, despite numerous studies to the contrary, that the implanted microchip causes malignant tumor formation in laboratory animals. As more people are implanted with PositiveID’s implantable microchip, it is possible that these and other risks to health will manifest themselves. Actual or perceived risks to a person’s health associated with the microchip implantation process could constrain its sales of the VeriMed system or result in costly and expensive litigation. Further, the potential resultant negative publicity could damage its business reputation, leading to a loss in sales of PositiveID’s other systems targeted at the healthcare market which would harm its business and negatively affect its prospects.

          If PositiveID is required to effect a recall of its implantable microchip, its reputation could be materially and adversely affected and the cost of any such recall could be substantial, which could adversely affect its results of operations and financial condition.

          From time to time, implanted devices have become subject to recall due to safety, efficacy, product failures or other concerns. To date, PositiveID has not had to recall any of its implantable microchips. However, if, in the future, it is required to effect such a recall, the cost of the recall, and the likely related loss of system sales, could be substantial and could materially and adversely affect PositiveID’s results of operations and financial condition. In addition, any such recall could materially adversely affect its reputation and its ability to sell its systems that make use of the implantable microchip which would harm its business and negatively affect its prospects.

          Interruptions in access to, or the hacking into, PositiveID’s Health Link PHR or its VeriMed patient information database may have a negative impact on its revenue, damage its reputation and expose PositiveID to litigation.

          Reliable access to the Health Link PHR or the VeriMed patient information database is a key component of the functionality of those systems. Its ability to provide uninterrupted access to the database, whether operated by it or one or more third parties with whom PositiveID contracts, will depend on the efficient and uninterrupted operation of the server and network systems involved. Although certain elements of technological, power, communications, personnel and site redundancy are maintained, the databases may not be fully redundant. Further, the database may not function properly if certain necessary third-party systems fail, or if some other unforeseen act or natural disaster should occur. In the past, PositiveID has experienced short periods during which the database was inaccessible as a result of development work, system maintenance and power outages. Any disruption of the database services, computer systems or communications networks, or those of third parties that we rely on, could result in the inability of users to access the database for an indeterminate period of time. This, in turn, could cause PositiveID to lose the confidence of the healthcare community and persons who have undergone the microchip implant procedure, resulting in a loss of revenue and possible litigation.

          In addition, if the firewall software protecting the information contained in PositiveID’s database fails or someone is successful in hacking into the database, it could face damage to its business reputation and litigation.

          Regulation of products and services that collect personally-identifiable information or otherwise monitor an individual’s activities may make the provision of PositiveID’s services more difficult or expensive and could jeopardize its growth prospects.

          Certain technologies that PositiveID currently, or may in the future, support are capable of collecting personally-identifiable information. A growing body of laws designed to protect the privacy of personally-identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the growth of PositiveID’s business. In the U.S., these laws include the Health Insurance Portability and Accountability Act, or HIPAA, the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, and the Gramm-Leach-Bliley Act, as well as various state laws and related regulations. Although PositiveID is not a covered entity under HIPAA, it has entered into agreements with certain covered entities in which it is considered to be a “business associate” under HIPAA. As a business associate, PositiveID is required to implement policies, procedures and reasonable and appropriate security measures to protect individually identifiable health information it receives from covered entities. PositiveID’s failure to protect health information received from customers could subject it to liability and adverse publicity, and could harm its business and impair its ability to attract new customers.

          In addition, certain governmental agencies, like the U.S. Department of Health and Human Services and the Federal Trade Commission, have the authority to protect against the misuse of consumer information by targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner. PositiveID is also subject to the laws of those foreign jurisdictions in which it operates, some of which currently have more protective privacy laws. If PositiveID fails to comply with applicable regulations in this area, its business and prospects could be harmed.

          Certain regulatory approvals generally must be obtained from the governments of the countries in which its foreign distributors sell its systems. However, any such approval may be subject to significant delays or may not be obtained. Any actions by regulatory agencies could materially and adversely affect PositiveID’s growth plans and the success of its business.

          If PositiveID fails to comply with anti-kickback and false claims laws, it could be subject to costly and time-consuming litigation and possible fines or other penalties.

          PositiveID is, or may become subject to, various federal and state laws designed to address healthcare fraud and abuse, including anti-kickback laws and false claims laws. The federal anti-kickback statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring items or services payable by Medicare, Medicaid or any other federally-funded healthcare program. This statute also prohibits remuneration in return for purchasing, leasing or ordering or arranging, or recommending the purchasing, leasing or ordering, of items or services payable by Medicare, Medicaid or any other federally-funded healthcare program. The anti-kickback laws of various states apply more broadly to prohibit remuneration in return for referrals of business payable by payers other than federal healthcare programs.

          False claims laws prohibit anyone from knowingly presenting, or causing to be presented, for payment to third-party payers, including Medicare and Medicaid, which currently do not provide reimbursement for its microchip implant procedure, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. PositiveID’s activities relating to the reporting of wholesale or estimated retail prices of its VeriMed system, the reporting of Medicaid rebate information, and other information affecting federal, state and third-party payment for the VeriMed system, if such payment becomes available, will be subject to scrutiny under these laws.

          The anti-kickback statute and other fraud and abuse laws are very broad in scope, and many of their provisions have not been uniformly or definitively interpreted by existing case law or regulations. Violations of the anti-kickback statute and other fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal healthcare programs, including Medicare and Medicaid, which currently do not provide reimbursement for our microchip implant procedure. PositiveID has not been challenged by a governmental authority under any of these laws and believes that its operations are in compliance with such laws. However, because of the far-reaching nature of these laws, it may be required to alter one or more of its practices to be in compliance with these laws. Healthcare fraud and abuse regulations are complex and even minor, inadvertent irregularities in submissions can potentially give rise to claims that the statute has been violated. If PositiveID is found to have violated these laws, or are charged with violating them, our business, financial condition and results of operations could suffer, and its management team could be required to dedicate significant time and resources addressing the actual or alleged violations.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

          This prospectus and our consolidated financial statements and other documents incorporated by reference in this prospectus contain forward-looking statements that are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different than the results, performance or achievements expressed or implied by the forward-looking statements.

          Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Forward-looking statements can generally be identified by forward-looking words and phrases such as “anticipate,” “believe,” “could,” “potential,” “continues,” “estimate,” “seek,” “predict,” “designed,” “expect,” “intend,” “plan,” “may,” “should,” “will,” “would,” “project,” and other similar expressions that denote expectations of future or conditional events rather than statement of fact. Forward-looking statements also may relate to strategies, plans and objectives for, and potential results of, future operations, financial results, financial condition, business prospects, growth strategy and liquidity, and are based upon management’s current plans and beliefs or current estimates of future results or trends. Specifically, this prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements regarding:

•	our ability to improve diabetics’ lives while helping them manage their healthy glucose levels, thereby decreasing the risk of diabetes-related complications and reducing medical costs;

•	the ability of the sensing system to demonstrate a glucose concentration response in model blood and interstitial fluid matrices;

•	that patients implanted with our glucose-sensing microchip, if successfully developed, could get a rapid reading of their blood sugar with a simple wave of a handheld scanner;

•	the ability of iGlucose to provide next generation, real time data to improve diabetes management and help ensure patient compliance, data accuracy and insurance reimbursement;

•

the iGlucose wireless communication device being the first to address the Medicare requirement for durable medical equipment manufacturers and pharmacies to maintain glucose level logs and records for the millions of high-frequency diabetes patients;

•

that the use of a heavy molecule to generate a chemical reaction that can be reliably measured may prove the close correlation between acetone concentration found in a patient’s exhaled breath and glucose found in his or her blood and the possible elimination of a patient’s need to prick his or her finger multiple times per day;

•

that the rapid sub-type classification of flu strains at the point of care will allow for improved treatment, thereby discouraging antibiotic overuse, preventing central lab overloading and improving overall health outcomes;

•	that the rapid flu sub-type test will give an early warning of the rise of new sub-types of influenza so that containment measures can be implemented and pandemic proportions can be avoided;

•	that we intend to continue the development of the rapid flu detection system, and other health related products, built on our core intellectual property;

•

that we plan to focus our marketing efforts on partnering with health care providers and exchanges, physician groups, EMR system vendors, and insurers to use Health Link as a PHR provided to their patients, and we will seek to partner with pharmaceutical companies who wish to communicate with our online community through various forms of value added content and advertising;

•	that we intend to continue to explore potential strategic transactions with third parties in the healthcare, identification, and animal health sectors;

•	that we expect to incur additional losses in the future;

•	that we expect that competitors will continue to innovate and to develop and introduce similar products that could be competitive in both price and performance; and

•	that we do not expect to generate revenue from our VeriMed business over the next 12 to 24 months.

          These forward-looking statements are based upon information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements include:

•	our ability to continue listing our common stock on the Nasdaq Stock Market (“Nasdaq”);

•	our ability to successfully consider, review, and if appropriate, implement other strategic opportunities;

•	our expectation that we will incur losses, on a consolidated basis, for the foreseeable future;

•

our ability to fund our operations and continued development of our products, including the rapid flu detection system, the glucose-sensing microchip, the Easy Check breath glucose detection system and the iGlucose wireless communication system;

•	our ability to complete the Phase II of the rapid flu detection system by the end of 2010, or at all, and Phase II of the glucose-sensing microchip development program by mid-2010, or at all;

•	our ability to pursue our strategy to offer identification tools and technologies for consumers and businesses;

•	our ability to maximize the amount of capital that we will have available to pursue business opportunities in the healthcare and energy sectors;

•

our ability to successfully develop and commercialize the breath glucose detection system and the iGlucose wireless communication device and the glucose-sensing microchip, and the market acceptance of these devices and the microchip;

•

our ability to obtain patents on our products, including the Easy Check breath glucose detection system and the iGlucose wireless communication device, the validity, scope and enforceability of our patents, and the protection afforded by our patents;

•	we may become subject to costly product liability claims and claims that our products infringe the intellectual property rights of others;

•	our ability to comply with current and future regulations relating to our businesses;

•	uncertainty as to whether a market for our VeriMed system will develop and whether we will be able to generate more than a nominal level of revenue from this business;

•

the potential for patent infringement claims to be brought against us asserting that we hold no rights for the use of the implantable microchip technology and that we are violating another party’s intellectual property rights. If such a claim is successful, we could be enjoined from engaging in activities to market the systems that utilize the implantable microchip and be required to pay substantial damages;

•	our ability to provide uninterrupted, secure access to the Health Link and VeriMed databases;

•	our ability to establish and maintain proper and effective internal accounting and financial controls; and

•

other factors, risks, and uncertainties referenced in the Company’s filings with the SEC, including the “Risk Factors” set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

          Except as required by applicable law, we undertake no obligation to publicly revise any forward-looking statements, whether as a result of new information, future events or for any other reason. However, you should carefully review the risk factors set forth in other reports or documents we file from time to time with the SEC.

USE OF PROCEEDS

          This prospectus relates to our common stock to be offered for sale for the account of the selling security holders named under the caption “Selling Security Holders” in this prospectus and any amendment to this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the selling security holders.

SELLING SECURITY HOLDERS

          Receptors is a selling security holder with respect to up to 290,000 shares of our common stock that were issued to it as consideration for services under the terms of the First Amendment to Development/Master Agreement between us and Receptors.

          Artemis Strategies, LLC, or Artemis, is a selling security holder with respect to up to 16,000 shares of our common stock that were issued to it as consideration for services under the terms of a Service Contract between us and Artemis.

          Sanford Barrows Group, LLC, or Sanford, is a selling security holder with respect to up to 25,000 shares of our common stock that were issued to it as consideration for recruiting services provided to us.

          R & R Consulting Partners, LLC (an entity that is owned and controlled by Scott R. Silverman) is a selling security holder with respect to up to 2,729,452 shares of our common stock.

          Scott R. Silverman is a selling security holder with respect to up to 1,675,000 shares of our common stock that are held by him in his personal capacity.

          Mr. Silverman served as our acting president from March 2007 through May 4, 2007, as our chief executive officer from December 5, 2006 through July 18, 2008, as chairman of our board of directors from March 2003 through July 18, 2008 and as a member of our Board of Directors from February 2002 through July 18, 2008. On November 12, 2008, he was again appointed to our Board of Directors, to serve as chairman, and was again appointed as chief executive officer on August 27, 2009. He also served as our chief executive officer from April 2003 to June 2004. He served as the chairman of the Board of Directors of Digital Angel from March 2003 through July 3, 2007, and served as chief executive officer of Digital Angel from March 2003 to December 5, 2006, and as acting president of Digital Angel from April 2005 to December 5, 2006. Mr. Silverman served as the chairman of Steel Vault, our now wholly-owned subsidiary, from January 2006 until November 11, 2009.

          William J. Caragol, is a selling security holder with respect to up to 1,525,000 shares of our common stock and the shares issuable upon exercise of a warrant to purchase up to 250,000 shares of our common stock at a price of $0.60 that was issued to him as consideration for him executing a guaranty of collection for the benefit of Steel Vault in connection with a financing transaction between our wholly-owned subsidiary, Steel Vault and Blue Moon Energy Partners LLC, or Blue Moon. Scott R. Silverman, our chief executive officer and chairman of our board, is a manager and controls a member of Blue Moon (i.e., R & R Consulting Partners, LLC). Mr. Caragol, our president and chief financial officer, is also a manager and member of Blue Moon. In addition, Jeffrey S. Cobb and Barry M. Edelstein, both of whom are members of our board of directors, each own a 16.67% interest in Blue Moon.

          William J. Caragol has served as our president and chief financial officer since November 11, 2009, and previously served as acting chief financial officer since January 2009, president since May 2007, chief financial officer since August 2006, treasurer since December 2006, and secretary since March 2007. Mr. Caragol served as Steel Vault’s chief executive officer, president and a member of its board of directors from December 3, 2008 and as acting chief financial officer from October 24, 2008 until November 11, 2009 when Steel Vault became our wholly-owned subsidiary. Mr. Caragol served as acting chief executive officer of Steel Vault from October 24, 2008 until December 3, 2008 when he was appointed chief executive officer.

          Jeffrey S. Cobb is a selling security holder with respect to up to 90,000 shares of our common stock. He has served as a member of our Board of Directors since March 2007.

          Barry M. Edelstein is a selling security holder with respect to up to 75,000 shares of our common stock. He has served as a member of our Board of Directors since January 2008.

          Steven R. Foland is a selling security holder with respect to up to 145,000 shares of our common stock. He has served as a member of our Board of Directors since February 2008.

          Michael E. Krawitz is a selling security holder with respect to up to 75,000 shares of our common stock. He has served as a member of our Board of Directors since November 2008.

          The table below lists the following information with respect to each of the selling security holders: (i) the selling security holder’s name; (ii) the number of outstanding shares of common stock beneficially owned by the selling security holder prior to this offering; (iii) the number of shares of common stock offered by the selling security holder in this offering; (iv) the number of shares of common stock to be beneficially owned by the selling security holder after the completion of this offering, assuming the sale of all of the shares of common stock offered by the selling security holder; and (v) the percentage of outstanding shares of common stock to be beneficially owned by the selling security holder after the completion of this offering, assuming the sale of all of the shares of common stock offered by the selling security holder.

          Information presented in the table below is from the selling security holders, the reports furnished to us under rules of the SEC, and our stock ownership records.

          The aggregate number of shares of our common stock in this offering constitutes approximately 22.9% of the outstanding shares of our common stock, based on 30,121,189 shares of common stock outstanding as of July 7, 2010.

          The selling security holders may, from time to time, sell all, some or none of their shares in this offering. See “Plan of Distribution” below. No estimate can be given as to the number of shares that will be held by the selling security holders after completion of this offering, because the selling security holders may offer some or all of the shares, and, to our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The selling security holders are not broker-dealers or affiliates of a broker-dealer.

Selling Security Holder	Shares Beneficially Owned Prior to the Offering	Number of Shares Offered Hereby	Shares Beneficially Owned After the Offering
			Number	%

Receptors LLC(1)	340,000	290,000	50,000	*

Artemis Strategies, LLC(2)	16,000	16,000	—	*

Sanford Barrows Group, LLC(3)	25,000	25,000	—	*

R & R Consulting Partners, LLC(4)	4,785,008	2,729,452	2,055,556	6.8%

Scott R. Silverman(5)	9,241,971	1,675,000	7,566,971	24.7%

William J. Caragol(6)	3,432,519	1,775,000	1,657,519	5.5%

Jeffrey S. Cobb(7)	458,750	90,000	368,750	1.2%

Barry M. Edelstein(8)	325,000	75,000	250,000	*

Steven R. Foland(9)	325,600	145,000	180,600	*

Michael E. Krawitz(10)	500,000	75,000	425,000	1.4%

* Less than 1%

(1)	Robert E. Carlson is the natural person who has voting and investment power over the shares.

(2)	Timothy F. Powers and Ari E. Storch are the natural persons who have voting and investment power over the shares.

(3)	Drew Seder is the natural person who has voting and investment power over the shares.

(4)	Consists of shares of our common stock. Mr. Silverman, as the control person of R&R, may be deemed to share voting and dispositive power with R&R over the 4,785,008 shares.

(5)

Mr. Silverman beneficially owns 9,241,971 shares, which includes 529,000 shares which there is a right to acquire voting power or dispositive power, or both, within 60 days of July 7, 2010. Mr. Silverman has sole voting power over 3,367,963 shares of our common stock. Mr. Silverman has sole dispositive power over 1,692,963 shares of our common stock. Mr. Silverman lacks dispositive power over 1,675,000 Shares held directly by Mr. Silverman which are restricted as to transfer until January 1, 2011 (837,500 shares) and January 1, 2012 (837,500 shares). Mr. Silverman shares dispositive and voting power over 5,874,008 shares. These shares consist of (i) 1,089,000 shares that Mr. Silverman, as a manager of Blue Moon, may be deemed to share beneficial ownership with Blue Moon and Mr. Caragol and (ii) 4,785,008 shares that Mr. Silverman, as the control person of R&R, may be deemed to share beneficial ownership with R&R.

(6)

Mr. Caragol beneficially owns 3,432,519 shares, which includes 304,000 shares issuable upon the exercise of warrants and 50,000 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of July 7, 2010. Mr. Caragol has sole voting power over 2,343,519 shares of our common stock. Mr. Caragol has sole dispositive power over 818,519 shares of our common stock. Mr. Caragol lacks dispositive power over 1,525,000 shares, which are restricted as to transfer until January 1, 2011 (762,500 shares) and January 1, 2012 (762,500 shares). Mr. Caragol shares dispositive and voting power over 1,089,000 shares that Mr. Caragol, as a manager of Blue Moon, may be deemed to share beneficial ownership with Blue Moon and Mr. Silverman.

(7)

Includes 240,000 shares of our common stock and 218,750 shares of our common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of July 7, 2010. Mr. Cobb lacks dispositive power over 90,000 shares, which are restricted until January 1, 2011.

(8)

Includes 250,000 shares of our common stock and 75,000 shares of our common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of July 7, 2010. Mr. Edelstein lacks dispositive power over 75,000 shares, which are restricted until January 1, 2011.

(9)	Mr. Foland lacks dispositive power over 145,000 shares, which are restricted until January 1, 2011.

(10)

Includes 350,000 shares of our common stock and 150,000 shares of our common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of July 7, 2010. Mr. Krawitz lacks dispositive power over 75,000 shares, which are restricted until January 1, 2011.

          To our knowledge, the preceding table represents the holdings by the selling security holders. Information concerning the selling security holders may change from time to time, which changed information will be set forth in supplements to this prospectus if and when necessary. Because the selling security holders may offer all or some of the common stock that they hold, we can only give an estimate as to the amount of common stock that will be held by the selling security holders upon the termination of this offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

          The selling security holders or any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date of this prospectus;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•

loans or pledges of shares of our common stock to a broker-dealer or affiliate of a broker-dealer or other third party who may then become a selling stockholder and sell the loaned shares or, in an event of default in the case of a pledge, become a selling stockholder and sell the pledged shares, under this prospectus;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

          The selling security holders may also sell shares that qualify for sale pursuant to Rule 144 under the Securities Act, rather than under this prospectus. In effecting sales, broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Broker-dealers may agree to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for us or a selling security holder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter markets or otherwise at prices and on terms then prevailing at the time of sale, at prices other than related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such shares commissions as described above.

          The selling security holders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus pursuant to Rule 424(b)(3) or other applicable provision of the Securities Act amending the selling security holders’ list to include the pledgee, transferee or other successors in interest as selling security holder under this prospectus.

          The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees, donees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

          The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

          We are required to pay all fees and expenses incurred by us incident to the registration of the shares. We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering (other than any fees and expenses of counsel for the selling security holders). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the selling security holders. We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

          We have agreed to use commercially reasonable efforts to register or qualify the shares being registered hereunder for the selling security holders under the securities or “blue sky” law of such jurisdictions within the United States as they request.

          We have agreed to indemnify the selling security holders against certain liabilities, including certain liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

          We have agreed with certain of the selling security holders to keep the registration statement of which this prospectus constitutes a part effective until such time as all of the shares covered by this prospectus for such security holder have been disposed of pursuant to and in accordance with the registration statement or until such earlier time that we reasonably determine, based on the advice of counsel, that such selling security holder, acting independently of all other selling security holders, will be eligible to sell under Rule 144 of the Securities Act all shares covered by this prospectus then owned by such selling security holder immediately following the termination of the effectiveness of the registration statement of which this prospectus forms a part.

          Our shares of common stock are listed on the Nasdaq Capital Market under the symbol “PSID.”

          UNDER THE SECURITIES LAWS OF SOME STATES, THE SHARES OF COMMON STOCK MAY BE SOLD IN SUCH STATES ONLY THROUGH REGISTERED OR LICENSED BROKERS OR DEALERS. IN ADDITION, IN SOME STATES, THE SHARES OF COMMON STOCK MAY NOT BE SOLD UNLESS SUCH SHARES HAVE BEEN REGISTERED OR QUALIFIED FOR SALE IN SUCH STATE OR AN EXEMPTION FROM REGISTRATION OR QUALIFICATION IS AVAILABLE AND IS COMPLIED WITH.

LEGAL MATTERS

     The validity of the securities offered hereby will be passed on for us by Holland & Knight LLP, One East Broward Boulevard, Suite 1300, Fort Lauderdale, Florida 33301.

EXPERTS

     The consolidated financial statements incorporated by reference in this prospectus from PositiveID Corporation’s Annual Report on Form 10-K filed with the SEC on March 19, 2010 have been audited by Eisner LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference and has been incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Steel Vault Corporation incorporated by reference in this prospectus from PositiveID Corporation’s Current Report on Form 8-K filed with the SEC on March 19, 2010 have been audited by Eisner LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference and has been incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We have filed a registration statement, of which this prospectus is a part, with the SEC under the Securities Act with respect to our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits thereto, copies of which may be inspected without charge at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Information concerning the operation of the SEC’s Public Reference Room is available by calling the SEC at 1-800-SEC-0330. Copies of all or any part of the registration statement may be obtained at prescribed rates from the SEC. The SEC also makes our filings available to the public on its Internet site (http://www.sec.gov). Quotations relating to our common stock appear on Nasdaq, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Such periodic reports, proxy and information statements and other information are available for inspection and copying at the public reference facilities and Internet site of the SEC referred to above.

Website Access to Information and Disclosure of Web Access to Company Reports

     Our website address is: http://www.positiveidcorp.com. We make available free of charge through our website our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, Forms 3, 4 and 5 and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

          The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

     This prospectus incorporates by reference the documents listed below, shall be deemed to incorporate by reference all filings filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement, and incorporates by reference any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information in the documents or filings that is deemed to have been furnished and not filed), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold; provided, however, that we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any current report on Form 8-K:

(a)	Our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 19, 2010;

(b)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the SEC on May 6, 2010;

(c)	Our Current Reports on Form 8-K as filed with the SEC on July 23, 2008, March 19, 2010, April 29, 2010, and May 14, 2010;

(d)	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on June 17, 2008; and

(e)

The description of our common stock contained in the registration statement on Form 8-A/A, filed with the SEC pursuant to the Exchange Act on February 6, 2007, including any amendments or reports filed for the purposes of updating the description of our common stock.

     Any statement contained in a document we incorporate by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

     Documents incorporated by reference are available from the SEC as described above or from PositiveID without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address:

POSITIVEID CORPORATION
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
(561) 805-8008
Attention: Investor Relations

     You can also find the above-referenced filings on our website at www.positiveidcorp.com. Except as provided above, no other information, including information on our internet site, is incorporated by reference in this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

          The following table sets forth the expenses (other than underwriting discounts and commissions), which, other than the SEC registration fee, are estimates, payable by us in connection with the sale and distribution of the securities registered hereby**:

SEC Registration Fee	$442.48
Transfer Agent’s, Trustee’s and Depository’s Fees and Expenses	1,000	*
Accounting Fees and Expenses	5,000	*
Legal Fees and Expenses	10,000	*
Printing Fees and Expenses	2,000	*
Miscellaneous Expenses	—

Total	$18,442.48

*	Estimated

**	The selling security holders will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.

Item 15. Indemnification of Directors and Officers

          Under Section 145 of the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

          Section 145 also provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

          Notwithstanding the instances outlined above where a corporation may indemnify its current and former directors and officers, a corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such. Correspondingly, we have purchased and maintain insurance on behalf of our directors and officers against any liability asserted against such directors and officers in their capacities as such.

     Our certificate of incorporation and by-laws provide that we shall indemnify, to the full extent permitted by law, any of our current or former directors or officers and that we may indemnify, to the full extent permitted by law, any of our current or former employees or agents against all expense, liability and loss incurred as a result of such service, or as a result of any other service on our behalf, or service at our request as a director, officer, employee member of agent of another corporation, partnership, joint venture, trust or other enterprise.

Item 16. Exhibits.

     See Exhibit Index.

Item 17. Undertakings

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; Provided, however, that Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for the purpose of determining liability under the Securities Act to any purchaser:

               (i) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Delray Beach, State of Florida, on July 13, 2010.

POSITIVEID CORPORATION

By:	/s/ William J. Caragol

William J. Caragol
President and Chief Financial Officer

POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott R. Silverman and William J. Caragol, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any related registration statement filed pursuant to Rules 413 or 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman of the Board of Directors and Chief	July 13, 2010
/s/ Scott R. Silverman	Executive Officer (Principal Executive Officer)

(Scott R. Silverman)

	President, Chief Financial Officer and Director	July 13, 2010
/s/ William J. Caragol	(Principal Financial Officer and Principal Accounting

(William J. Caragol)	Officer)

/s/ Jeffrey S. Cobb	Director	July 13, 2010

(Jeffrey S. Cobb)

/s/ Barry M. Edelstein	Director	July 13, 2010

(Barry M. Edelstein)

/s/ Steven R. Foland	Director	July 13, 2010

(Steven R. Foland)

/s/ Michael E. Krawitz	Director	July 13, 2010

(Michael E. Krawitz)

EXHIBIT INDEX

Exhibit
Number	Description

3.1

Second Amended and Restated Certificate of Incorporation of PositiveID Corporation, as amended, filed with the Secretary of State of Delaware on December 18, 2006 (previously filed with the SEC, on May 6, 2010, as Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q and incorporated herein by reference)

3.2

Amended and Restated By-Laws adopted as of December 12, 2005, as amended on March 16, 2010 (previously filed with the SEC, on March 19, 2010, as Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K and incorporated herein by reference)

4.1	Form of Specimen Common Stock Certificate (previously filed with the SEC, on March 19, 2010, as Exhibit 4.1 to the Registrant’s Annual Report on Form 10-K and incorporated herein by reference)

5.1	Opinion of Holland & Knight LLP*

23.1	Consent of Eisner LLP*

23.3	Consent of Holland & Knight LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*	Filed herewith.